Exhibit 99.1

C3IS INC. ANNOUNCES RECEIPT OF NASDAQ NOTICE

Athens, Greece, August 25, 2023 – C3is Inc. (Nasdaq: CISS) (the “Company”) announced today that it has received written notification from The Nasdaq Stock Market (“Nasdaq”) dated August 24, 2023, indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from July 13, 2023 through August 23, 2023, was below the minimum $1.00 per share bid price requirement for continued listing on The Nasdaq Capital Market, the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is 180 days, or until February 20, 2024.

The Company intends to monitor the closing bid price of its common stock during this grace period and will consider its options in order to regain compliance with The Nasdaq Capital Market minimum bid price requirement. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event the Company does not regain compliance within the 180-day grace period and it meets all other listing standards and requirements, the Company may be eligible for an additional 180-day grace period.

The Company intends to cure the deficiency within the prescribed grace period. During this time, the Company’s common stock will continue to be listed and trade on The Nasdaq Capital Market. The Company’s business operations are not affected by the receipt of the notification.

ABOUT C3IS INC.

C3is Inc. is a ship-owning company providing seaborne transportation services, including major national and private industrial users, commodity producers and traders. The Company owns two Handysize drybulk carriers with a capacity of 64,000 deadweight tons (dwt), and one Aframax oil tanker of 115,800 dwt. Total capacity is currently 179,800 dwt.

C3is Inc.’s common shares are listed on the Nasdaq Capital Market and trade under the symbol “CISS.”

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, including regarding whether and when the Company can demonstrate and maintain compliance with the Nasdaq listing rules, including with respect to the minimum bid price requirement, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although C3IS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, C3IS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in C3IS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by C3is INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Nina Pyndiah

C3IS INC.

00-30-210-6250-001

E-mail: info@C3is.pro